

NOTICE OF 2004
ANNUAL MEETING OF
SHAREHOLDERS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF MDS INC.

Notice is hereby given that the Annual Meeting (the "Meeting") of Shareholders of MDS Inc. (the "Company") will be held at the Canadian Broadcasting Centre, 250 Front Street West, in the Glenn Gould Studio, Toronto, Ontario, on Thursday, March 4, 2004 at 4:00 p.m. (Toronto time) for the following purposes:

a)   to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the year ended October 31, 2003, together with the Auditors' Report thereon;

b)   to elect directors for the ensuing year;

c)   to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

d)   to transact such other business as may properly come before the Meeting.

The Management Proxy Circular and a copy of the 2003 Annual Report, including the financial statements for the years ended October 31, 2003 and 2002, accompany this Notice of Meeting.

By Order of the Board,

/s/ Peter E. Brent
Senior Vice-President & General Counsel and Corporate Secretary

January 16, 2004

The Management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Proxy Form and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone voting in the accompanying Proxy Form; or (3) by following the instructions for Internet voting in the accompanying Proxy Form, at least two business days prior to the Meeting or related adjournment(s).

Provisions Relating to Proxies

This Management Proxy Circular (the "Circular") has been prepared to support the solicitation of proxies by the management of MDS Inc. ("MDS" or the "Company") for use at the Annual Meeting (the "Meeting") of Shareholders to be held on Thursday, March 4, 2004 and at any adjournments that may occur.

A copy of the Company's Annual Report for the year ended October 31, 2003 is being mailed concurrently with this Circular to the shareholders of record as at January 26, 2004, except those who have indicated they do not wish to receive the materials. The solicitation is being made primarily by mail, but proxies may be solicited directly by officers, directors or regular employees of the Company. The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares. A shareholder who executes and returns the accompanying Proxy Form may revoke the proxy by instructing the Company in writing at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or instructing the Chair of the Meeting in writing on the day of the Meeting or any adjournment, or in any other manner permitted by law.

Classes of Shares

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange. The holders of the Common shares are entitled to one vote per share.

Voting Shares and Principal Holders

As at January 16, 2004 there were 141,402,258 Common shares issued and outstanding. Each registered holder of a Common share as of January 26, 2004 will be entitled to one vote for each Common share then held on all matters to be voted upon at the Meeting.

To the knowledge of the directors and officers of the Company, the only shareholder who beneficially owns or exercises control or direction over more than 10% of the voting rights attached to the outstanding Common shares as at January 16, 2004 is AIC Limited, which beneficially owns or exercises control or direction over approximately 19,062,889 Common shares of the Company, representing approximately 13.5% of the outstanding Common shares.

Election of Directors

Eleven directors are to be elected at the Meeting to serve until the next Annual Meeting or until their successors are duly elected or appointed. **Unless authority is withheld, the management nominees named in the enclosed Proxy Form intend to vote FOR the election of the nominees proposed below, all of whom are presently serving as directors of the Company.**

Name of Proposed Nominee	Principal Occupation	Date Became a Director	Common Shares [1]	Deferred Share Units [2]
Paul S. Anderson Director (C) (unrelated/independent) [3]	Corporate Director (formerly VP, Drug Discovery, Bristol-Myers Squibb, a global pharmaceutical company headquartered in New Jersey, 2001–2003; Sr. VP Chemical & Physical Science, DuPont Pharmaceuticals Company, 1995–2001)	2003	0	1,480
Clarence J. Chandran Director (C,H) (unrelated/independent) [3]	President, Business Process Services and Chair of Board, India, CGI Group Inc.; Chair, The Chandran Family Foundation Inc. (formerly COO and Director, Nortel Networks Company)	2001	10,000	4,311
Wendy K. Dobson Director (C,H) (unrelated/independent) [3]	Professor and Director, Centre for International Business, University of Toronto	1995	29,650	1,000
William A. Etherington Director (A,C) (unrelated/independent) [3]	Corporate Director; Chairman, Canadian Imperial Bank of Commerce (formerly Senior VP & Group Executive, Sales & Distribution, IBM Company; and General Manager, IBM Europe Middle East Africa)	2001	10,000	4,789
John R. Evans Director (C,H) (unrelated/independent) [3]	Chair, Torstar Corporation	1989	4,210	8,083
Wilfred G. Lewitt Director (related) [4]	Chair, MDS Inc.	1970	842,988	[5]
Robert W. Luba [6] Director (A,C) (unrelated/independent) [3]	President, Luba Financial Inc.	1996	8,200	8,071
John T. Mayberry Director (C) (unrelated/independent) [3]	Corporate Director (formerly Chair of the Board & CEO, Dofasco Inc., 2002 to 2003; President & CEO, Dofasco Inc., 1993 to 2002. Dofasco Inc. is an international steel manufacturer headquartered in Hamilton, Ontario, Canada)	2004	3,000	5,000
Mary Mogford Director (C,E,H) (unrelated/independent) [3]	Corporate Director; (formerly Ontario Deputy Minister of Finance)	1998	3,150	5,604
John A. Rogers Director (related) [4]	President & Chief Executive Officer, MDS Inc.	1993	107,998	[5]
Nelson M. Sims Director (A,C,E) (unrelated/independent) [3]	President & CEO, Novavax, Inc. (formerly Executive with Eli Lilly and Company; and President, Eli Lilly Canada, Inc.)	2001	5,000	5,164

NOTES:

[A] *Audit Committee*

[C] *Corporate Governance & Nominating Committee*

[E] *Environment, Health & Safety Committee*

[H] *Human Resources & Compensation Committee*

[1] Beneficially owned or over which control or direction is exercised. Numbers are as of October 31, 2003, with the exception of Mr. Mayberry who joined the Board on January 1, 2004.
[2] Independent directors have the option of receiving their compensation in the form of share units under the MDS Deferred Share Unit Plan for Non-Executive Directors.
[3] Each of the directors has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered unrelated or independent as described in the TSX governance guidelines and NYSE standards.
[4] Each of Messrs. Lewitt and Rogers are related as employees of the Company.
[5] Deferred Share Units are not available to employee directors in their capacity as directors.
[6] Robert Luba, Chair of the Audit Committee, is a Fellow of the Institute of Chartered Accountants (FCA) and was formerly President & CEO of Royal Bank Investment Management Inc., Executive Vice-President, Corporate Finance of Crown Life Insurance Company and Vice-President, Finance & CFO of John Labatt Limited. Mr. Luba, who currently serves on six other audit committees, is both independent and an audit committee financial expert as defined in applicable securities regulation and as determined by the Board.

If any of the these nominees is for any reason unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Proxy Form.

The Company does not have an Executive Committee. Information as to shares beneficially owned or over which control or direction is exercised has been provided by the respective nominee.

Appointment of Auditors

The Company proposes to nominate Ernst & Young LLP, the present auditors, as auditors of the Company, to hold office until the next Annual Meeting of Shareholders. Ernst & Young LLP has served as the Company's auditors for more than five years. The fees for all audit services performed by the auditors for the year ended October 31, 2003, were $2,090,163. The fees for all other permitted non-audit services performed by the auditors, which related principally to tax advice, were $965,258.

Unless authority is withheld, the persons named in the enclosed Proxy Form intend to vote FOR the appointment of Ernst & Young as auditors of the Company at a remuneration to be fixed by the Board of Directors.

Compensation of Executive Officers

The following information relates to amounts paid to the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") for the year ended October 31, 2003.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation [1]			Long-term Compensation		All Other Compensation [2]
		Salary	Bonus	Retirement Payment [3]	Options Granted (#) [4]	Restricted or Deferred Share Units [5]	
J. A. Rogers	2003	$ 544,167	$ 165,000	[3]	57,500	4,900	$ 9,137
President & CEO	2002	$ 515,000	$ 309,000	[3]	60,000	4,900	$ 9,137
	2001	$ 512,500	$ 155,000	[3]	47,000	4,000	$ 8,019
E. K. Rygiel	2003	$ 431,667	$ 130,500	[3]	37,500	3,800	$ 9,137
Executive VP, and Executive	2002	$ 412,500	$ 207,500	[3]	40,000	3,800	$ 9,137
Chairman, MDS Capital Corp.	2001	$ 395,833	$ 120,000	[3]	35,000	3,000	$ 7,972
R. I. Lennox	2003	$ 347,500	$ 105,000	$ 77,250	30,000	3,100	$ 8,314
Group President & CEO,	2002	$ 333,333	$ 167,500	$ 64,550	32,500	3,100	$ 8,314
Pharmaceutical &	2001	$ 325,000	$ 97,000	$ 64,458	25,000	2,600	$ 6,235
Biotech Markets							
J. A. Morrison	2003	$ 347,500	$ 105,000	$ 68,250	30,000	3,100	$ 1,167,623
Group President & CEO,	2002	$ 333,333	$ 167,500	$ 75,360	32,500	3,100	$ 1,012,023
Healthcare Provider Markets	2001	$ 321,667	$ 97,000	$ 63,300	25,000	2,400	$ 7,089
A. D. Torrie	2003	$ 345,000	$ 105,000	$ 68,250	32,500	3,100	$ 7,747
Executive Vice-President,	2002	$ 315,000	$ 160,000	$ 72,000	32,500	3,100	$ 7,414
Global Markets & Technology	2001	$ 283,333	$ 87,000	$ 56,550	25,000	2,000	$ 5,626

[1] Annual Compensation includes salary, bonus and retirement payment. The value of perquisites and other personal benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of total annual salary and bonus.

[2] All figures in this column reflect premiums paid by the Company for term life insurance for each Named Executive Officer. In the case of Mr. Morrison, the figures in 2002 and 2003 principally relate to payments made in respect of Mr. Morrison's prior service to the Company.

[3] Pursuant to certain retirement arrangements in respect of the Named Executive Officers, the Company pays or accrues annually, in respect of such officers, an amount equal to approximately 15% of their respective annual compensation for the year. The arrangements in respect of the Named Executive Officers, other than Mr. Lennox, were consolidated into Registered Compensation Arrangements in 1998. Messrs. Rogers and Rygiel are entitled to a defined benefit on retirement and any annual amounts contributed by the Company on their behalf are utilized to fund such defined benefit. (see Pension Plans).

[4] Stock options granted in each of the years to the Named Executive Officers to acquire Common shares of the Company.

[5] The Company established a mid-term incentive plan to reward senior executives based upon creating shareholder value over a three-year period. The units granted in 2002 and 2003 have not vested and are subject to performance of the MDS Common shares, over the three-year period from the date of the grant, relative to a TSX index (currently the S&P/TSX 60 Index). See Report on Executive Compensation.

Option Grants During Fiscal 2003

The following table provides information on options to purchase Common shares granted during fiscal 2003 to the Named Executive Officers under the terms of the Company's Stock Option Plan.

Name	Options Granted [1] (#)	% of Total Options Granted to Employees in Fiscal 2003	Exercise or Base Price ($/Security) [2]	Market Value of Securities Underlying Options on the Date of Grant [2]	Expiration Date [3]
J. A. Rogers	57,500	3.94%	$ 21.71	$ 21.71	Dec. 19, 2012
E. K. Rygiel	37,500	2.57%	$ 21.71	$ 21.71	Dec. 19, 2012
R. I. Lennox	30,000	2.05%	$ 21.71	$ 21.71	Dec. 19, 2012
J. A. Morrison	30,000	2.05%	$ 21.71	$ 21.71	Dec. 19, 2012
A. D. Torrie	32,500	2.23%	$ 21.71	$ 21.71	Dec. 19, 2012

[1] Number of options granted to the Named Executive Officer in fiscal 2003.
[2] For purposes of the annual grant of options, the exercise price is the closing price of the shares on the Toronto Stock Exchange on the fifth trading day immediately following public disclosure of the annual financial results. The exercise price for grants, outside of the annual grant, is the closing price of the shares on the Toronto Stock Exchange on the trading day prior to grant, but in no event less than the closing price on the day of the grant.
[3] Stock options vest or become eligible for exercise at a rate of 20% per year commencing on the first anniversary of the date of the grant. The term of each option is 10 years from the date of grant.

Aggregated Option Exercises During Fiscal Year 2003 and Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-end (#) Exercisable	Unexercised Options at Fiscal Year-end (#) Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-end ($) [1] Exercisable	Value of Unexercised In-the-Money Options at Fiscal Year-end ($) [1] Unexercisable
J. A. Rogers	0	0	428,000	178,500	$ 4,011,894	$ 299,136
E. K. Rygiel	0	0	241,587	125,100	$ 1,662,261	$ 226,122
R. I. Lennox	0	0	46,500	91,000	$ 5,850	$ 23,400
J. A. Morrison	30,000	$ 570,000	213,720	95,480	$ 1,796,145	$ 162,960
A. D. Torrie	140,000	$ 2,204,920	108,180	92,220	$ 529,506	$ 130,224

[1] Values have been calculated based upon the closing price on October 31, 2003 of Common shares on the Toronto Stock Exchange, which was $19.80.

Pension Plans

The Company has existing Registered Compensation Arrangements ("RCAs") established on behalf of each of the Named Executive Officers, other than Mr. Lennox. According to the RCAs established for Messrs. Rogers and Rygiel, they will be paid, on retirement, a retirement allowance composed of benefits provided from the following sources: (i) accumulated Company contributions to individual pension plans previously established for them; (ii) existing amounts standing to their credit in their own respective Deferred Profit Sharing accounts; and (iii) the accumulation of contributions of approximately 15% of total cash compensation, reduced by Company individual pension plan contributions. The guaranteed minimum benefit for each such officer on and after age 60 is equal to the greater of 60% of the average three best years' salary and bonus or 2% of this amount for each year of credited service, to a maximum of 70% of the average three best years' salary and bonus.

It is not possible to state the actual amounts that will be payable under the retirement arrangements as such amounts are dependent upon various factors, including future cash compensation and years of service. The following table is therefore included for illustrative purposes and reflects the annual pension benefits that would be payable to the Named Executive Officers on and after age 60, based upon the various remuneration/service combinations described below.

	Years of Service on and after Age 60		
Remuneration ($) [1]	25 Years	30 Years	35 Years
400,000	240,000	240,000	280,000
500,000	300,000	300,000	350,000
600,000	360,000	360,000	420,000
700,000	420,000	420,000	490,000

[1] Remuneration includes salary and bonus.

The retirement benefit is payable for the lifetime of the Named Executive Officer with $66^{2}/_{3}$% continuing thereafter to the surviving spouse with a minimum of five years of payments.

As of October 31, 2003, the credited service of J. A. Rogers is 30.75 years and of E. K. Rygiel is 32.75 years.

In the case of Messrs. Morrison and Torrie, the Company contributes 15% of their total cash compensation (namely salary plus annual bonus) to the retirement program, which consists of (i) an individual pension plan and (ii) an RCA. The maximum amount allowed by Canada Customs and Revenue Agency is contributed to the individual pension plan, and the remainder is contributed to the RCA. Mr. Lennox is entitled to a Company pension contribution equal to 15% of his total cash compensation. The maximum amount allowed by Canada Customs and Revenue Agency is contributed to a defined contribution plan and the Company makes a book reserve for the remainder.

Employment Contracts and Termination of Employment

The Company has not traditionally entered into formal employment contracts with its senior officers dealing with such matters as termination of employment. Given that such agreements are becoming common practice and a requirement when hiring currently at senior levels, the Company is reviewing its practices in this area.

Change of Control Policy

In December of 2000, the Board approved a policy governing termination of employment of the Named Executive Officers and certain other senior officers, in the event of a change of control of the Company. The Policy was adopted to ensure that in the event of a change of control, such officers would be committed to focusing their efforts on maintaining the continuity of the business and preserving shareholder value throughout the relevant period.

Accordingly, principal terms of the Policy provide that, in the event of a change of control, such officer(s) are committed to continuing in the employment of the Company for a minimum period of 12 months. In addition to the 12-month commitment and subject to the agreement of such officer(s) to enter into a non-competition agreement for a period of 12 months following termination of employment, to the extent that during the 24 months following the change of control, the officer's employment is terminated by the Company other than for just cause, or by the officer for good reason, or the officer elects and notifies the Company within the 12 months following the change of control of his or her intent to leave the Company at the end of such period, then such officer shall be entitled to receive the following principal benefits:

1. In the case of the CEO, an amount equal to three times annual compensation and benefits; and

2. In the case of the other senior officers subject to the policy, an amount equal to two and one-half times annual compensation and benefits.

In addition, upon termination of employment as described above, all stock options held by such officers immediately vest and must be exercised no later than the earlier of the expiry date of the options or 12 months from the date of notice of termination.

Report on Executive Compensation

The Company's Human Resources & Compensation Committee consists of four unrelated or independent directors.

The Committee's mandate includes reviewing management compensation philosophy and practices, reviewing the performance of the Company and recommending to the Board the CEO's compensation. In addition, the Committee also reviews the performance and approves the compensation for the CEO's direct reports as well as approves the overall mid-term and long-term incentive awards for the senior management of the Company.

In its review process, the Committee utilizes external market studies and obtains advice from independent compensation consultants. These studies provide market comparisons for appropriate comparator groups representing a cross-section of Canadian and US based organizations of comparable size and complexity to MDS, including organizations that compete in the health care, pharmaceutical and high technology industries.

Compensation Philosophy

The objective of the Company's compensation program is to attract and retain the senior leadership required to build superior, long-term shareholder value. The pay philosophy of the Company incorporates a strong pay for performance approach and provides competitive cash compensation and benefits with upside potential that is linked directly to shareholder value creation. In general, the Company's "target positioning" provides competitive pay (50th percentile to the market) for achieving target performance, with above average pay (up to 65th percentile) for achieving stretch performance. The Committee also conducts comprehensive market reviews of the compensation philosophy and practices on a periodic basis to ensure that the Company's pay practices are both competitive and reasonable in the circumstances.

The total compensation program for the executive officers incorporates a "pay for performance" approach that is composed of the following components: "fixed compensation" that includes base salary, benefits and retirement; and a "performance-related compensation" that includes a short-term annual incentive plan, a mid-term incentive plan, and a long-term incentive plan.

Base Salary and Retirement

The base salaries of executive officers are reviewed annually and established with reference to the median of the comparator groups (i.e. 50th percentile).

Short-Term Incentive Plan

The short-term incentive plan at the senior executive level, other than the Chief Executive Officer, consists of the payment of a bonus and is based on the achievement of established corporate goals and objectives, both financial and non-financial. The financial component is based on the achievement of earnings and return on capital targets relative to the Company's annual business plan, while the non-financial component is based on the development and successful implementation of strategies that will position the Company to achieve its long-term goals. The short-term incentive plan consists of both target and stretch metrics that reward executives based on performance. The target bonus level is 37.5% of base salary, and the combined target and stretch bonus level is 75% of per annum salary. Based on the assessment of performance over the fiscal 2003 year, a 30% average bonus was earned and approved at the senior executive level, as compared with 50% in fiscal 2002.

Mid-Term Incentive Plan

The mid-term incentive plan that was put in place in October 1999 is designed to reward senior executives of the Company for creating shareholder value that meets or exceeds the returns of an appropriate index on the Toronto Stock Exchange (currently the S&P/TSX 60 Index) over a three-year period. Participating executives are awarded units (based on a percentage of base salary) on January 1st each year that vest based on the performance of the MDS Common shares relative to the increase in such index over the three-year period. Units that do not vest are forfeited and no value is paid to the participant. Before the units are allocated, each participating executive has the option of receiving any vested units as either Restricted Share Units or Deferred Share Units. If the executive elects Restricted Share Units, any vested units will be paid in cash at the time of vesting; if the executive elects Deferred Share Units, payment for any vested units shall be deferred until the executive's employment with the Company ends, at which time the value of the vested units will be determined based on the price of MDS Common shares on the last day of the executive's employment and paid to the executive in cash.

Long-Term Incentive Plan

The long-term incentive plan, which is intended to reinforce management's commitment to long-term improvement in both profitability and shareholder value, consists of an annual award of stock options. For fiscal 2003, stock option grants were reduced by approximately 20% and overall annual option grants for all Stock Option Plan participants were targeted at 1% of total outstanding shares. Stock options vest over a five-year period and expire after ten years. Individual stock option grants for senior management are determined based on market data for a comparable peer group of companies.

New Mid-Term Incentive Plan

Subsequent to the 2003 fiscal year-end, the Company redesigned the senior management incentive compensation program by replacing a portion of the available 2004 and 2005 annual stock option grants with Performance Share Units linked to specific operating margin improvement targets and achievement of defined change outcomes across the Company. See *New Governance Practices and Policies*.

Chief Executive Officer Compensation

The overall compensation program described above applies equally to the Chief Executive Officer. The Committee established Mr. Rogers' base salary after a detailed market review of a comparable peer group of companies similar in size and complexity to MDS. Based on such review and information provided to the Committee by an independent compensation consultant, the Board approved the base salary for Mr. Rogers. The base salary approved for the CEO is below the 50th percentile to the market; however, the Committee considered the overall financial package for Mr. Rogers to be competitive and reasonable.

Mr. Rogers' short-term incentive plan for 2003 provided a target award of 45% of annual base salary and a maximum award of 90% of annual base salary, based on the achievement of corporate and individual goals for the fiscal year. Based on the performance achieved for fiscal 2003, Mr. Rogers was awarded a bonus of 30% of his annual salary as compared with 60% in fiscal 2002, reflecting both the performance of the Company in 2003, as well as his individual contribution.

Mr. Rogers was also granted options to purchase Common shares at the then current market price, on the terms and conditions of the Company's Stock Option Plan. See *Option Grants During Fiscal 2003* above.

Loans

There were no outstanding loans to Named Executive Officers or directors of the Company as at October 31, 2003. Subsequent to the year-end, the Company established a policy that prohibits the granting of any new loans to any employees in the future.

Share Ownership

In addition, subsequent to the fiscal year-end, the Company put in place share ownership guidelines for the Chief Executive Officer and his direct reports. See *New Governance Practices and Policies*.

The foregoing Report on Executive Compensation is submitted by the Human Resources & Compensation Committee of the Board:

Clarence J. Chandran	**Wendy K. Dobson**
John R. Evans	**Mary Mogford**

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common shares on October 31, 1998, with the cumulative total return of the Toronto Stock Exchange 300 Stock Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Total Return Index Values



MDS Common Shares

S & P / TSX Composite Index

Assuming an investment of $100 and the reinvestment of dividends.
Effective March 7, 2000, Class A and Class B shares were reclassified as Common shares.
The reclassification ratios were 1.000 for 1.050 and 1.000 for 1.000 respectively.
Data Sources: The TSE Review, MSD Inc., The Toronto Stock Exchange & Bloomberg

Compensation of Directors

As at the date of this Circular, there are 11 directors of the Company. Nine directors are independent or unrelated and are remunerated by the Company in their capacity as directors. Their total remuneration, including director and committee fees, was $369,750 in fiscal 2003. Commencing in 2004 the Company will pay its independent directors an annual retainer of $25,000 (increased from $20,000 in 2003), a meeting fee of $1,500 for regular director meetings, $750 for telephone meetings and $1,500 for each committee meeting of the Board. In addition, the Chairs of the Audit and Human Resources & Compensation Committees will receive an annual retainer of $7,000 (increased from $5,000 in 2003). The Chairs of all other committees will receive an annual retainer of $5,000 and members of committees will receive an annual retainer of $3,000.

Meetings and Attendance

During fiscal 2003, the Board of Directors held 10 Board meetings, some by way of teleconference, six Audit Committee meetings, five Human Resources & Compensation Committee meetings, three Corporate Governance & Nominating Committee meetings and four Environment, Health & Safety Committee meetings. The information set out below reflects the number of Board meetings held and attendance by the Board members during the period November 1, 2002 to October 31, 2003. (Note: Mr. Mayberry joined the Board on January 1, 2004 and accordingly is not included in the summary.)

Summary of Attendance

Director	Board Meetings Attended	Committee Meetings Attended
Paul S. Anderson [1]	2/3	1/3
Clarence J. Chandran	9/10	6/8
Wendy K. Dobson	8/10	7/8
William A. Etherington	10/10	9/9
John R. Evans	9/10	8/8
Wilfred G. Lewitt	10/10	n/a
Robert W. Luba	10/10	9/9
Mary Mogford	10/10	12/12
John A. Rogers	10/10	n/a
Nelson M. Sims	10/10	13/13

[1] *Dr. Anderson joined the Board on May 28, 2003. Accordingly, his attendance is reflected for the period June 1, 2003 to October 31, 2003.*

Deferred Share Unit Plan

Since November 1, 1999, the directors have the option of receiving 100% of their total compensation, or 100% of their annual retainer, in the form of share units under the MDS Deferred Share Unit Plan for Non-Executive Directors. A majority of the independent directors have elected to receive all of their compensation under the plan.

Under the terms of the plan, on the last day of each fiscal quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the elected deferral is credited to the account maintained by the Company for each outside director who has elected to participate in the plan. Periodically, on each MDS share dividend payment date, dividend-like credits in the form of share units are added to each participating director's account maintained under the plan, to reflect dividends on MDS shares. No shares are purchased on the open market under the plan until such time as a director leaves the Board of Directors. At such time, the director will receive, at his/her discretion, net of any applicable withholdings, either (i) a lump sum cash payment, or (ii) a number of shares purchased on the open market equal to their credit balance under the plan.

Stock Options Issued to Directors

During fiscal 2003, the independent directors were participants in the MDS Stock Option Plan. Subsequent to the fiscal year-end, the issuance of options to directors was discontinued and is to be replaced by the issuance of Deferred Share Units see *New Governance Practices and Policies*. The following stock options for Common shares were issued to outside directors in fiscal 2003. (Note: Mr. Mayberry joined the Board on January 1, 2004 and accordingly is not included in the summary.)

	Number of Stock Options Granted	Number of Stock Options Exercised/Repurchased
Paul S. Anderson	10,000 [1]	0
Clarence J. Chandran	2,500	0
Wendy K. Dobson	2,500	0
William A. Etherington	2,500	0
John R. Evans	2,500	0
Robert W. Luba	2,500	0
Mary Mogford	2,500	0
Nelson M. Sims	2,500	0

[1] *Directors receive a grant of options for 10,000 shares of the Company upon joining the Board.*

The maximum number of shares reserved for options granted to independent directors has been fixed at 0.6% (six tenths of one percent) of the issued and outstanding shares of the Company. Stock options issued to or exercised by directors who are Named Executive Officers of the Company in fiscal 2003 are set out in the tables *Option Grants During Fiscal 2003* and *Aggregated Option Exercises During Fiscal Year 2003 and Year-end Option Values*. As noted under *New Governance Practices and Policies*, the Company discontinued director option grants under the plan effective November 1, 2004. In future, directors will be eligible, upon appointment and annually, for the issuance of Deferred Share Units.

Directors' and Officers' Liability Insurance

MDS provides insurance for the Company, its affiliates, subsidiaries, joint ventures and their directors and officers, against liability incurred by them in their capacity as a director or officer of the Company.

The insurance policy provides coverage of US$110,000,000 to each company and to each director and officer of the Company. Each loss or claim is subject to a US$500,000 deductible. The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations. The total annual premium for the directors' and officers' liability policy is US$1,500,000, which is paid in full by the Company, subject to policy conditions.

Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at MDS. As our shareholders are aware, a series of guidelines, rules, regulations, listing standards and legislation have been passed or adopted over the last several years to both assist companies by establishing best practices but also to address concerns about governance. These include the Toronto Stock Exchange guidelines, the New York Stock Exchange corporate governance standards, the US Sarbanes-Oxley Act, and corporate governance requirements in the form of rules and/or regulations adopted by both the Ontario Securities Commission and the SEC in the US.

In developing MDS's policies and practices, the Board and the Corporate Governance & Nominating Committee have carefully considered all such governance practices, requirements and guidelines. Set out below are certain key policies and practices that are, in the Company's view, essential to creating a Board and committees that can add significant value to the Company and that acknowledge in a transparent manner the various rules and shared responsibility, with the common goal of achieving high performance and increased shareholder value. In addition, Schedule A to this Circular describes the Company's various governance practices with reference to the TSX Corporate Governance Guidelines. The Schedule also outlines how those practices align with specific regulatory guidelines and best practices, including US regulatory requirements where such requirements are materially different from existing Canadian requirements. Key governance policies and practices are also accessible on the Company's website at **www.mdsintl.com/about_governance.asp**. The Board's mandate setting out the principal responsibilities of the Board is also accessible on the website.

Board Membership, Independence and Alignment

As discussed in the Annual Report, the Company believes that a strong and independent board is fundamental to effective corporate governance, and the proportion of independent, outside directors has increased over the past years. At present, and as indicated earlier in this Circular, nine of the Company's 11 directors are independent and unrelated, their sole relationship with the Company being as members of the Board, and as shareholders.

Brief biographies of the directors, listing their affiliations and directorships, are included in the Annual Report, and indicate the collective breadth, scope and diversity of their experience (including public service, academia, professional and business), all of which makes a major contribution to the Company and its global operations and evolving needs. In the last two and a half years, the Company has replaced or added five new independent and highly skilled directors with extensive experience in international business, telecommunications, information technology and pharma/biotech.

Since 1996, the positions of Chair and Chief Executive Officer have been separate. In addition, the Board has a Lead Director, Dr. John Evans, who is an independent director, to preserve the independence of the Board relative to management and to chair in-camera meetings of all outside directors following every Board meeting.

All directors who joined the Board prior to the calendar year-end, including the Chair and the Chief Executive Officer, are shareholders of the Company or hold Deferred Share Units. The Board has established a guideline providing for each unrelated or independent director to own shares (which include Deferred Share Units) in the Company with a value of not less than five times his/her annual retainer. Directors are given three years to accumulate such ownership position. All of the independent directors, other than Mr. Anderson who joined the Board in May of 2003, own shares in the Company which exceed the established guideline. In addition, as noted earlier, MDS has established a Deferred Share Unit Plan for Non-Executive Directors, which allows independent directors the option of receiving 100% of their total compensation or 100% of their annual retainer in the form of Deferred Share Units. As of the date of this Circular, a majority of the independent directors are receiving all of their compensation in this manner.

Board Orientation and Continuing Education

New directors are introduced to the various businesses of the Company through a comprehensive orientation program, including meetings with the senior executives at both the corporate and operating levels, and tours of the principal business operations, so that they have a clear understanding of such business operations, and the Company can more effectively leverage its capability in the context of such businesses. In addition, the Board holds meetings each year at various operating offices, at which management reviews with the Board its strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company's employees. The Board also regularly receives relevant articles, reports and other papers impacting the health and life sciences market and the Company's particular businesses, strategy and governance.

Board and Director Evaluation

Like any process, corporate governance practices must be reviewed and challenged on a regular basis to ensure that they are relevant and effective for the Company. In that regard, the Corporate Governance & Nominating Committee, which is comprised of all of the unrelated and independent Board members, prepares and reviews detailed questionnaires, completed by all Board members on a bi-annual basis, to evaluate and improve the Board's and management's corporate governance practices. The questionnaire seeks to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue (the right issues, the right amount of time), as well as Board and committee structure, participation and contribution. The questionnaire seeks guidance, input and recommendations from each individual Board member. Board recommendations become an accountability of senior management, and regular monitoring and progress reports are provided to the Corporate Governance & Nominating Committee. The Company completed its most recent survey this year. Finally, the Chair meets annually with individual directors to review their individual performance. The Company and the Board have found the evaluation process to be a helpful tool for constructive change.

Term and Tenure

Given the size and international nature of the Company and the speed of change in the industry, the Corporate Governance & Nominating Committee has established guidelines on both term and normal retirement age. The usual expectation is for independent Board members to serve for no more than nine years (three 3-year terms). In addition, the normal retirement age for Board members is 70. In both cases, however, the Committee has discretion to invite a member to continue on the Board, having regard to the circumstances of a particular director and the Company's needs. The Committee has exercised its discretion in the case of Dr. John Evans who, as noted previously in this Circular, has been a Board member since 1989. The Committee reviews on a regular basis the makeup of the Board and particular skill sets which would be beneficial to the overall strategy and evolving business requirements of the Company.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2003. There were 10 Board meetings, two by way of teleconference.

The Company annually holds a one- or two-day off-site meeting involving the Board and senior management devoted strictly to the Company's strategic plan. The Board is actively involved on an ongoing basis in reviewing, providing input on and approving the Company's overall strategic plan, business plan and strategic investments.

Risk Management

The Board plays a significant oversight role in risk management principally through the Audit, Human Resources & Compensation and Environment, Health & Safety Committees. Programs have been established to consider and manage operational, financial, legal, human resources, strategic, technological, scientific, reputational, environmental health and safety and other risks to the Company's businesses. These are reviewed with the Committees on a regular basis and reported on to the Board.

Shareholder Communications

MDS has established a Disclosure Committee consisting of the Chief Financial Officer, Vice-President, Finance; Vice-President, Investor Relations; and the General Counsel, with the objective of having a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of all material information to all of the Company's stakeholders. This Committee reviews, and where appropriate approves, all material external communications.

In addition, the Board and/or the Audit Committee review and approve all material external communications, including this Circular, the Annual Report, the Annual Information Form as well as interim and annual Financial Reports and Management's Discussion and Analyses, and Press Releases. The Chief Executive Officer, Chief Financial Officer and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media and, at least once a year, MDS holds an Investor Relations Conference for investors and analysts. All shareholders now have the ability to participate live through an audio webcast. These conference calls and investor conference presentations are also made available in archived format on the MDS website.

In addition, MDS's Corporate Communications department provides a regular flow of information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company's website. In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

New Governance Practices and Policies

In 2003 the Company introduced a number of new governance policies and practices.

The Company established a new Loans Policy, which prohibits loans not only to senior officers and directors but to all employees of the Company.

During fiscal 2003, the Company put in place share ownership guidelines for the CEO and CEO's direct reports. The objective of the share ownership guidelines is to encourage top executives who are most directly responsible for MDS's overall performance to accumulate a meaningful ownership stake in MDS Common shares, to foster an ownership culture and align their long-term interests with those of other MDS shareholders. The following table shows the minimum stock holding requirements of the Company's top executives.

| President & CEO | 3 x Base Salary |
| CEO's Direct Reports | 1.5 x Base Salary |

For the purposes of these guidelines, units under the long-term incentive plan (RSUs, DSUs) are considered to be the equivalent of Company shares. The Company's executives are allowed a period of five years in which to accumulate the required level of share ownership and progress is monitored on a periodic basis. As at October 31, 2003, Mr. Rogers' stock holdings in the Company exceeded such stock holding requirements.

As well, MDS has redesigned the senior management incentive compensation program to support MDS's high performance strategies and to better align to shareholders' interests. The key element involves the implementation of a new mid-term incentive plan for fiscal 2004 and 2005 linked to specific operating margin improvement targets and achievement of defined change outcomes across MDS. This will result in the replacement of a portion of the 2004 and 2005 annual stock option grants with Performance Share Units. Additionally, the MDS annual bonus compensation plan has been modified to emphasize return on capital and operating cash flow metrics in addition to earnings targets.

In addition, the Board of Directors and management agreed on changes to the Stock Option Plan. Commencing fiscal 2004, directors will no longer be eligible for option grants, which will be replaced by the issuance of Deferred Share Units.

The Committees

As previously described, to effectively carry out certain of its responsibilities, the MDS Board has delegated some of its duties to four specific committees of the Board: the Audit Committee; the Human Resources & Compensation Committee; the Corporate Governance & Nominating Committee and the Environment, Health & Safety Committee. Each of the committees has a written mandate which sets out its principal duties and responsibilities, all of which are reviewed annually. All committees are comprised entirely of independent or unrelated directors, and in the case of the Audit Committee, the Board has determined that all members qualify as financially literate and the Chair, Robert Luba, is an audit committee financial expert as currently defined under applicable regulatory standards. The Board's determination that Mr. Luba qualifies as a financial expert does not impose greater duties, obligations or liabilities on Mr. Luba, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

As noted earlier in the Circular, Mr. Luba currently serves on the audit committees of six other public entities. While the terms of the recently amended mandate of the Audit Committee provide that, except as determined by the Board in any particular circumstance, Audit Committee members should not simultaneously serve on the audit committees of more than three public companies, after discussion with Mr. Luba as to his current responsibilities and his time availability, and given Mr. Luba's accounting and financial qualifications and extensive, varied and related experience, the Board has determined that Mr. Luba's service on such other committees brings valuable insight and perspective to his role as Chair of the Company's Audit Committee, and that he will have the necessary time to carry out his responsibilities.

The composition of each committee is reviewed periodically to generate fresh input and diversity of expertise. A summary of the key responsibilities of the Committees is set out in Schedule B, and a complete description of the mandate of each of the committees is set out on the Company's website at **www.mdsintl.com/about_governance2.asp**

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and executive officers. These blackout periods apply to all securities whether held directly or in any equity compensation plan. There are no separate blackout periods related to non-insider plan participants.

Directors and executive officers will continue to report any trade in securities of the Company within the requisite period required under the Toronto Stock Exchange rules.

Equity Compensation Plans

All plans of the Company which provide for the issuance of treasury shares to participants have been approved by the Board and the Toronto Stock Exchange. Pursuant to the Toronto Stock Exchange rules, any material changes to such plans require shareholder approval.

Business Conduct and Ethics

The Company's business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At MDS, ethical behaviour is everyone's responsibility, not simply that of senior officers. The Company has established policies governing such areas as employment practices, business practices, personal conduct and conflicts of interest. These policies have been consolidated into Global Business Practices Standards which are being rolled out to all MDS employees over the course of fiscal 2004, commencing with the senior managers in the first quarter of 2004. The Standards include a number of available resources for employees and others to seek advice or express concern, including a fully outsourced 1-800 number for those wishing anonymity. The Standards will be available on the Company's website by the end of March 2004.

Board Nomination Process and Shareholder Communication

The US Securities and Exchange Commission has recently adopted disclosure rules relating to Nominating Committee process and Shareholder Communications with the Board.

Nominating Committee Process

The Company's current governance practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter and confirmation as to independence of the committee's members under applicable listing standards.

In addition, MDS's Corporate Governance & Nominating Committee reviews the composition of the Board on a regular basis, taking into account a number of factors including the evolving needs of the Company and breadth and depth of experience of the Board members in such areas as international business, health and life sciences, technology, governmental affairs and academia, as well as age, diversity and other factors which are all valuable to the Company's growth and its understanding of the global markets in which it competes. Potential nominees for the Board currently come from a number of sources including recommendations of existing independent Board members, senior management and outside search firms. All proposed candidates are reviewed by a number of members of the Committee, including the Chair, and certain members of senior management, including the CEO, and a final decision as to whether they will be proposed to the shareholders as nominees is made by the Committee.

The Company does not currently have a policy related to director candidates recommended by shareholders or procedures governing shareholder submission of director nominees but will be considering the adoption and terms of such a policy.

Shareholder Communications with the Board

The Company does not currently have a formal process by which shareholders may send communications to the Board but will be considering such a process. Pending adoption of such a process, shareholders may communicate with the Board through the Senior Vice-President and Corporate Secretary at 100 International Blvd., Toronto, ON M9W 6J6 or by phone at (416) 213-4082.

If possible, directors are expected to attend the Company's Annual Meeting. All of the directors nominated for election at the March 6, 2003 Annual Meeting attended the Meeting.

Overall Approach

The Board and senior management believe that the Company's current governance practices are appropriate and fundamental to the overall success of the Company and comply in all material respects with all requisite regulatory requirements, including the guidelines of the Toronto Stock Exchange, the recently published Standards of the New York Stock Exchange, the US Securities and Exchange Commission rules and regulations and the provisions of the US Sarbanes-Oxley Act. Any material differences have been noted in this Circular, and to the extent there are differences between the Canadian and US requirements (and the US requirements so allow), the Company has determined to follow the Canadian requirements. None of such differences are, in the Company's view however, material.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals must be submitted no later than October 16, 2004 to be considered for inclusion in next year's management proxy circular for the Company's 2005 Annual Meeting of Shareholders.

Approval by Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.

/s/ Peter E. Brent
Senior Vice-President & General Counsel and Corporate Secretary

January 16, 2004

Schedule A

The following table describes the Company's position on each of the Toronto Stock Exchange Guidelines on Corporate Governance.

TSX Corporate Governance Guideline	Does MDS Align?	Comments
1. Board should explicitly assume responsibility for stewardship of the company and specifically for:	Yes	The Board's mandate and its statutory obligation provides for the Board to assume stewardship of the business and affairs of the Company. The Board approves all material transactions and major policy decisions and delegates to management the authority, responsibility, and accountability for day-to-day operations.
a) Adoption of a strategic planning process;	Yes	The development of the strategic plan is an interactive process with Board involvement and input. The formal plan is reviewed and approved at a dedicated two-day meeting with the Board and executive council.
b) Identification of the principal risks of the company's business and implementing appropriate risk management systems;	Yes	The Board, together with its various committees (principally Audit, Human Resources & Compensation and Environment, Health & Safety), reviews on a regular basis operational, financial, human resource, strategic, environmental, technological, reputational and other risks to the Company. The principal risks to the business are identified in the Company's annual and quarterly MD&As and Annual Information Form.
c) Succession planning, including appointing, training and monitoring senior management;	Yes	The Human Resources & Compensation Committee reviews succession planning for senior management. Each member of senior management goes through a periodic independent assessment to determine key strengths, potential areas of improvement and developmental opportunities. In addition, to assist senior management and all employees to focus on the key items related to the Company's achievement of its strategic goals, the Company has adopted a number of new metric driven programs.
d) Communications policy; and	Yes	The Board has adopted a comprehensive policy on disclosure and established a Disclosure Committee consisting of the CFO; Vice-President, Finance; Vice-President, Investor Relations; and the General Counsel, whose mandate is to establish appropriate processes to provide for timely, consistent and non-selective disclosure of material information to all of the Company's stakeholders. The policy encompasses all forms of electronic communication, including the Company's website.
e) Integrity of internal control and management information systems.	Yes	The Audit Committee pursuant to its mandate is responsible for monitoring the Company's internal controls and management systems. This is carried out both through reports from and discussions with senior financial management and the auditors.
2. Majority of directors should be "unrelated" (free from conflict of interest).	Yes	The Board has reviewed its composition to assess which members may be considered unrelated or independent. Based upon such assessment, the Board has determined that nine of its 11 members are both unrelated as defined in the TSX Guidelines and independent as defined under NYSE Standards.
3. Disclose for each director whether the director is related and how that conclusion was reached.	Yes	See disclosure under *Corporate Governance, Policies and Practices* and *Board Membership, Independence and Alignment*.

TSX Corporate Governance Guideline	Does MDS Align?	Comments
4. The board of directors should appoint a committee: a) Responsible for proposing new nominees to the full board for election; and b) Composed exclusively of outside (non-management) directors, a majority of whom are unrelated.	Yes Yes Yes	The Corporate Governance & Nominating Committee is composed entirely of unrelated and independent Board members. Pursuant to the Committee's mandate, the Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the CEO. The Committee regularly reviews the composition of the Board to determine what additional competences, skills and personal qualities might be added to the Board with regard to the Company's evolving needs.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes	A complete review is carried out bi-annually. Questionnaires are delivered to each Board member pertaining to the governance process, its functioning and effectiveness. The results of the summary are reviewed with the full Board and appropriate actions taken and monitored to improve any areas deemed by Board members to require attention.
6. Provide orientation and education programs for new directors.	Yes	All new Board members are provided with a comprehensive orientation and education program. See *Board Orientation and Continuing Education*.
7. Consider size of board with a view to improving effectiveness.	Yes	The Corporate Governance & Nominating Committee periodically considers the size of the Board and has determined at this time that 11 members is an appropriate size to carry out its responsibilities.
8. Review the adequacy and form of compensation of directors in light of the risks and responsibilities.	Yes	The Corporate Governance & Nominating Committee regularly reviews both the overall compensation and compensation paid to the Board and committee members and various Chairs. Such review takes into account additional responsibilities and risks occasioned by statutory and regulatory requirements. Following the fiscal year-end of the Company, the Committee determined to eliminate in future the granting of stock options to directors and to replace them with Deferred Share Units. See *New Governance Practices and Policies*.
9. Board committees should generally be composed of outside directors, a majority of whom are unrelated.	Yes	All of the committees of the Board are composed entirely of unrelated and independent directors.
10. Appoint a committee responsible for approach to corporate governance issues and the guidelines.	Yes	The Corporate Governance & Nominating Committee is responsible for the Company's approach to corporate governance. As part of its mandate, the Committee reviews its policies and procedures on a regular basis adopting best practices to the needs and circumstances of the Company.

11. a) Define limits to management's responsibilities by developing mandates for:
  i. the board; and
  ii. the chief executive officer.
 	
b) Board should approve the chief executive officer's corporate objectives.
	Yes	As stated earlier, the Board has both statutory and regulatory duties and standards of care in its role of overseeing the management and affairs of the Company. In addition, under its mandate, the Board has defined duties, including contribution to and approval of all strategic plans and business plans and all significant initiatives including acquisitions, divestitures, financings and capital expenditures. In addition, through various committees, it oversees the development and implementation of processes for management of risk, succession planning, the Company's communication policy and the integrity of the Company's internal control and management systems.
		
		The CEO is charged with the general management and direction of the business and affairs of the Company and has specific objectives assigned to him and by which he is measured.

TSX Corporate Governance Guideline	Does MDS Align?	Comments
12. Establish procedures to ensure the board can function independently of management.	Yes	As noted earlier in the body of the Circular, the Board of Directors is composed of 11 directors, nine of whom are unrelated and independent. The Company has separated the roles of Chairman and CEO although the Chairman is considered related. The Company has in addition appointed a Lead Director who is both unrelated and independent with the responsibility of ensuring that the Board can function independently of management. The Lead Director chairs meetings of the independent Board members at the end of all regularly scheduled meetings, and is empowered to call meetings of the independent directors as he sees fit. The agendas for all committees are set by the Chairs of such committees in collaboration with management, and all such Chairs are unrelated and independent.
13. a) The audit committee should have a mandate which specifically defines the roles and responsibilities of the audit committee;	Yes	The Audit Committee has a mandate which clearly defines its role and responsibilities and which was fully reviewed and updated in 2003. Each of the committee members is unrelated and independent and each is financially literate and at least one has accounting or related financial experience. In addition, the Board has determined that the Chair has the necessary qualifications and/or experience to be considered a financial expert under current SEC rules.
b) All members should be outside directors.	Yes	
14. Implement a system to enable individual directors to engage outside advisors, at the company's expense in appropriate circumstances.	Yes	In performing its or their individual responsibilities, directors may, with the approval of the Corporate Governance & Nominating Committee, engage outside advisors at the Company's expense.

Key Committee Responsibilities

Audit

Financial Reporting
- Review of annual financial statements and review and approval of quarterly financial statements
- Review and approval of: material disclosures of a financial nature, Management's Discussion and Analyses, Annual Information Forms, and similar disclosure documents

Accounting Policies
- Review with management and the external auditors the appropriateness of the Company's accounting policies, disclosures, reserves, key initiatives and judgments

Risk Management
- Review with management the Company's major financial risk exposure and steps taken to monitor and control such exposure

Financial Controls
- Review with management and the external auditors the effectiveness of the Company's internal controls over financial reporting and related information technology security and control

Legal Matters
- Review with management and external counsel, as required, all legal matters which could reasonably be expected to have a material impact on the financial statements or accounting policies

Relationship with External Auditors
- Recommend to the Board the nomination of the external auditors and approve the remuneration and terms of engagement of said auditors
- Evaluate the qualification, performance and independence of the external auditors
- Meet regularly with the external auditors, independent of management

Other
- Report regularly to the Board and annually review its own performance

Human Resources & Compensation Committee

- Review the Company's overall human resource structure, principles and practices and approve any material changes thereto
- Review and report to the Board on the CEO's annual objectives and its assessment of the CEO's performance against such objectives
- Review and recommend to the Board the compensation of the CEO and review and approve compensation of senior officers of the Company
- Review and report to the Board on the Company's succession planning process for the CEO and other senior officers of the Company
- Review all compensation and share equity plans
- Review and recommend to the Board the form and adequacy of compensation for independent directors
- Report regularly to the Board and annually review its own performance

Corporate Governance & Nominating Committee

- Develop and recommend to the Board a set of corporate governance principles and practices
- Monitor on a regular basis the appropriateness and effectiveness of the Company's governance principles and practices
- Review, on a regular basis, external governance standards from a best practices basis
- Review, on a regular basis, the makeup of the Board in the context of the Company's evolving needs and assist in identifying and recommending candidates for Board members
- Develop policies or guidelines related to the size, composition, evaluation, term and tenure of the directors and committee members
- Report regularly to the Board and annually review its own performance

Environment, Health & Safety Committee

- Establish policies, programs and practices that will make the Company a leader in the management of its environmental affairs and in the management of the health and safety of its employees
- Provide assistance with the development of an EH&S five-year strategic plan and monitor its implementation
- Review and assess the EH&S management system and recommend to the Board action to maintain, strengthen or improve such system
- Receive reports of any significant EH&S incidents or occurrences and steps taken to address and mitigate recurrence thereof
- Report regularly to the Board and annually review its own performance



Science advancing health

MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsintl.com